NYSE Arca, Inc. hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 25, 2006, pursuant to the provisions of Rule 12d2-2 (a). Specifically, all rights pertaining to the entire class of this security were extinguished on August 8, 2006 as the security expired and became null and void by its terms. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 8, 2006.